United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2006

Companhia Vale do Rio Doce

Avenida Graça Aranha, No. 26

20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Companhia Vale do Rio Doce

Exhibit	Exhibit No.
Amended and Restated Indenture, among Vale Overseas Limited, Companhia Vale do Rio Doce and The Bank of New York, dated as of November 21, 2006.	99.1

Seventh Supplemental Indenture, among Vale Overseas Limited, Companhia Vale do Rio Doce and The Bank of New York, dated as of November 21, 2006.	99.2

Eighth Supplemental Indenture, among Vale Overseas Limited, Companhia Vale do Rio Doce and The Bank of New York, dated as of November 21, 2006.	99.3

Terms Agreement, among Vale Overseas Limited, Companhia Vale do Rio Doce and The Bank of New York, dated November 16, 2006, incorporating by reference therein the Underwriting Agreement Basic Provisions.	99.4

Form of Global Note due 2017 and Form of Global Note due 2036 (incorporated by reference to Exhibit 99(B) of the Registration Statement on Form 8-A (File No. 01115030) of Companhia Vale do Rio Doce filed on November 21, 2006).

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-138617; and the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-138617-01.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: November 21, 2006	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer